EXHIBIT 6
                          BCG Strategic Investors, LLC
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                            New York, New York 10019



                                    January 8, 2001

musicmaker.com, Inc.
1740 Broadway
23rd Floor
New York, New York 10019

Attention: Devarajan S. Puthukarai
                 Chairman, Chief Executive Officer and
         President

Gentlemen:

         We have reviewed your press release dated January 8, 2001 announcing that musicmaker.com, Inc. has purported to amend its by-laws with respect to setting the record date for stockholder action. We call your attention to
Section 109 of the General Corporation Law of the State of Delaware which provides that, following the time that a corporation has received payment for any of its stock, the power to adopt, amend or repeal by-laws resides in the stockholders, and that the board of directors may amend the by-laws only if the corporation, in its certificate of incorporation, confers that power upon the directors. The certificate of incorporation of musicmaker.com, Inc. does not contain such a provision. Since no stockholder vote was taken to amend the by-laws, the action purportedly taken was null and void.

         We assume that the purported amendment was made in error and that musicmaker.com will promptly disclose this fact.

         If you wish to discuss this, please call me at (212) 974-5701.

                                          Very truly yours,


                                          /s/ James Mitarotonda
                                          ---------------------
                                          James Mitarotonda